Exhibit 99.3

TRUST AGREEMENT

AMONG Verizon Communications Inc., and Eli Acquisition, LLC (collectively, “Verizon”) and Dick Thornburgh (“Trustee”), with respect to approximately 43.4 million shares of common stock of MCI, Inc., that Verizon has agreed to purchase from eight entities affiliated with Carlos Slim Helu, and such other shares of MCI as Verizon may purchase from third parties with the approval of the United States Department of Justice (the “Shares”).

WHEREAS, on February 22, 2005, Verizon filed with the Federal Trade Commission and the United States Department of Justice a notification pursuant to the Hart-Scott-Rodino Act, 15 U.S.C. § 18a, regarding a proposed purchase by Verizon of all of the shares of MCI, Inc. (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of February 14, 2005 (as amended from time to time, the “Merger Agreement”), among Verizon, MCI, and Eli Acquisition LLC.

NOW, THEREFORE, Verizon and the Trustee hereby agree as follows:

ARTICLE I

Immediately upon purchasing the Shares, Verizon will transfer the Shares to the Trustee, to be held in Trust for the exclusive benefit of Verizon as sole beneficiary. If a successor Trustee is appointed by a court or by agreement of Verizon and the Department of Justice (the “Department”), the current Trustee shall transfer the Shares to such successor Trustee.

ARTICLE II

The Trustee and any of its employees, agents, and representatives who are acting at its direction will not:

A. Seek or accept any membership on MCI’s board of directors or any position as an officer or employee of MCI;

B. Seek or accept a right to nominate, or advise with respect to the nomination of, any member of MCI’s board of directors, including pursuant to the operation of Article VII, section 10 of MCI’s Amended and Restated Certificate of Incorporation concerning consultation by the Nominating and Corporate Governance Committee about nominees to the board;

C. Attend or participate in meetings of MCI’s board of directors, except to the limited extent that they may be invited by the MCI board, in which event they would not be present for or participate in the deliberations of the board; or

D. Participate in internal MCI management decisions; or

E. Seek or obtain any confidential MCI business information, except: (1) to the extent required by law, or (2) pursuant to confidentiality agreements entered into in connection with litigation or regulatory proceedings related to obtaining approval of the Merger.

ARTICLE III

The Trustee shall vote the Shares as follows:

A. On whether to approve the Merger, on the election of directors of MCI, and on any other matter submitted to the shareholders of MCI by any person that, in Verizon’s reasonable judgment, could be expected to further or hinder the ultimate approval of the Merger, the Trustee shall vote the Shares as directed by Verizon; provided, however, that Verizon, its officers and directors, and any of its employees, agents, and representatives who are acting at its direction will not seek or accept membership on MCI’s board of directors, and the Trustee shall not vote for any such person.

B. On all other matters, the Trustee shall grant MCI a proxy to vote the Shares in the same proportion as the remaining shares of MCI are voted.

ARTICLE IV

A. If (1) on May 1, 2006 the Department has not yet made a decision on whether to seek an injunction blocking the Merger; or (2) the Merger Agreement is terminated without the Merger having been consummated, the Trustee shall, within 120 days, sell the Shares to a purchaser or purchasers at the most favorable price and upon the most favorable terms then obtainable by reasonable effort, with the approval of the Department, in its sole discretion, according to the terms of the Agreement between Verizon and the Department, dated May 11, 2005 (the “Department Agreement”).

B.	The requirements set forth in Paragraph A above are subject to the following:

1.	If the Trustee is unable to sell the Shares on commercially reasonable terms within the time allotted, Verizon or the Trustee may seek an extension of the time periods in Paragraph A above from the Department, which may grant such an extension in its sole discretion.

2.	If, at any time prior to the sale of the Shares by the Trustee, MCI enters into a merger or sale agreement for the company or substantially all of its assets with an alternative party (“Alternative Party Transaction”), the Trustee may at the direction of Verizon retain the Shares until the transaction contemplated by such Alternative Party Transaction is consummated, in which case the Trustee would receive the consideration provided for therein for the benefit of Verizon. If the

Department subsequently determines, in its sole discretion, that ownership by Verizon of any non-cash portion of such consideration for the Shares would be unlawful under Section 7 of the Clayton Act, 15 U.S.C. § 18 , and Verizon has been afforded a reasonable opportunity to meet with and be heard by the Deputy Assistant Attorney General or the Assistant Attorney General responsible for this matter prior to such determination having been made, the Trustee shall sell any non-cash portion of the consideration as provided in Paragraph A above within 60 days of such determination.

3.	If, at any time prior to the sale of the Shares by the Trustee, Verizon requests from the Department approval to receive some or all of the Shares from the Trustee under the Department Agreement, then the Trustee shall hold and not sell the Shares subject to such request until the Department makes its decision. If the Department, in its sole discretion, approves the request with respect to some or all the Shares, then the Trustee shall transfer the number of approved Shares to Verizon as provided in Article VIII.B. If the Department, in its sole discretion, disapproves the request with respect to some or all the Shares, then the Trustee shall sell the disapproved Shares as provided in Paragraph A above within 60 days after the Trustee is notified of the Department’s decision.

4.	If, at any time prior to the sale of the Shares by the Trustee, Verizon files with the Federal Trade Commission and the Department a notification pursuant to the Hart-Scott-Rodino Act with respect to an alternative proposal to purchase a majority of the common stock of, or all or substantially all of the assets of, MCI, including a tender or exchange offer (a “New HSR Transaction”), the Trustee at

Verizon’s option shall hold and not sell the Shares until such New HSR Transaction is consummated, abandoned, or terminated. If the New HSR Transaction is consummated, then the Trustee shall transfer the Shares to Verizon as provided in Article VIII.B. If the New HSR Transaction is abandoned or terminated for any reason, and not replaced with an alternative proposal, then the Trustee shall sell the Shares as provided in Paragraph A, above, within 120 days after such abandonment or termination.

5.	Verizon or the Trustee may seek an extension of the time periods in Paragraph A above from the Department on other reasonable grounds, which the Department may grant in its sole discretion.

C.	The Trustee shall sell some or all of the Shares at any time upon Verizon’s request according to the terms of paragraph 6 of the Department Agreement.

ARTICLE V

The Trustee will be responsible for maintaining full records of all efforts made to divest the Shares and all communications with Verizon. In connection with its sale of the Shares, the Trustee may engage such investment bankers, attorneys, appraisers, accountants, and other agents and professionals as the Trustee determines are reasonably necessary, and the costs of such sale, transfer, or other disposition, including the fees of all such agents and professionals retained by the Trustee hereunder, shall be borne by Verizon. Any such agents and professionals shall be accountable solely to the Trustee. The Trustee shall manage such agents and professionals with reasonable care to avoid imprudent expenditures.

ARTICLE VI

If the Trustee is required to sell the Shares or their proceeds under Article IV, and until the Trustee’s obligations under Article IV, above, are satisfied, the Trustee shall file monthly reports which are labeled as confidential with the Department and Verizon setting forth the Trustee’s efforts to fulfill those obligations. Such reports shall include the name, address, and telephone number of each person who, during the preceding month, made an offer to acquire, expressed an interest in acquiring, entered into negotiations to acquire, or was contacted or made an inquiry about acquiring the Shares and shall describe in detail each contact with any such person during that period.

ARTICLE VII

As soon as reasonably practicable, but in any event no later than thirty (30) days after the end of each calendar quarter, the Trustee shall deliver to the Department and Verizon an account of the actions and transactions of the Trustee, consisting of the following statements: principal received; realized increases derived from principal on sales, exchanges or dividends or other distributions; realized decreases to principal on sales, exchanges, collections, or distributions; new investments; principal or cash disbursed; principal remaining on hand; income collected; expenses incurred (including taxes) irrespective of whether paid; income on hand; and a computation of the Trustee’s compensation and reimbursable expenses. Verizon shall have thirty (30) days to review the account and inform the Trustee and the Department if it has any objection to the account. If Verizon does not notify the Trustee in writing of any objections within thirty (30) days, the account shall be deemed approved. In the event Verizon does notify the Trustee of such an objection, the Trustee promptly shall petition for judicial settlement of its account.

ARTICLE VIII

A. Upon a disposition of some or all of the Shares (whether by sale, exchange or otherwise), the Trustee shall collect the proceeds of such disposition and shall promptly transfer them to Verizon, subject to the Department’s approval under the Department Agreement for any non-cash portion of the proceeds.

B. If the Merger is consummated or the Department approves the transfer of some or all of the Shares (or non-cash portion of the proceeds) to Verizon pursuant to the Department Agreement, the Trustee shall promptly transfer those Shares (or non-cash portion of the proceeds) to Verizon.

C. All cash proceeds or dividends received by the Trustee for, or in relation to, the Shares (or non-cash portion of the proceeds) shall be paid promptly to Verizon. Cash dividends shall be paid within one business day.

ARTICLE IX

This Trust Agreement shall terminate upon the sale or transfer by the Trustee of all of the Shares and the completion of the Trustee’s other duties (e.g., Art. VIII paying proceeds, Art. VII final accounting, etc.).

ARTICLE X

A. This Trust is intended to be a “grantor trust,” the United States federal income taxation of which is governed by Subpart E of Subchapter J of the Code. The Trustee shall be responsible for timely filing tax returns (if any) requested by Verizon and providing such information, books, and records of the Trust as are requested by Verizon for the purpose of preparing tax returns or otherwise dealing with tax authorities.

B. This agreement is irrevocable and, except as otherwise specifically provided, may not be altered or amended.

C. The Trustee represents and warrants that, during the period of service as Trustee, he or she is not, and shall not become, an officer, employee, director, or shareholder of Verizon. The Trustee further represents and warrants that he or she does not have (nor will have during the period of service as Trustee) any direct or indirect business or familial relationship with Verizon or any 1% or greater shareholder of Verizon. It is understood and agreed that the representations and warranties set forth herein apply only to the Trustee and do not extend by imputation or otherwise to his law firm or any other persons or entities engaged by the Trustee.

D. The Trustee represents and warrants that he or she is, and during the period of service as Trustee shall remain, a United States Person within the meaning of Section 7701(a)(30)(A) of the Code.

ARTICLE XI

In addition to the powers now or hereafter conferred by applicable law, and subject to the provisions set forth above, the Trustee may:

A. Make payments or distributions of income or principal in kind or in money, or partly of each, in shares of differing composition;

B. Hold, manage, and control all trust property, real or personal;

C. Employ and pay reasonable compensation to such employees, agents, brokers, advisors, trustees, custodians, depositories, title holders, escrowees, accountants, attorneys, investment counsel, appraisers, insurers, and others (who may be the Trustee himself or herself in such other capacity or any firm or corporation with which the Trustee is associated), and execute any general or limited direction or power of attorney for any such employment or agency relationship; and such expenses shall not be charged against the compensation of the Trustee;

D. Open and maintain one or more savings accounts or checking accounts and rent safety deposit boxes or vaults, wherever located, within or without the United States, even if the bank or trust company at which the safety deposit box or vault is located is acting as Trustee of such Trust; deposit to the credit of such account or accounts all or any part of the trust property, irrespective of whether such property may earn interest; add to or remove some or all of the items placed in any safety deposit box or vault; withdraw a portion or all of such funds so deposited by check or other instrument signed by the Trustee, or by such other person or persons as the Trustee may authorize, and any such bank, company or association may allow such person or persons access to such safety deposit box or vault and to pay such check or other instrument and also to receive the same for deposit to the credit of any holder thereof when so signed and properly endorsed, without inquiry of any kind; and access when so allowed and payments when so made by such bank, company or association, shall not be subject to objection by any person concerned or interested in any way in the Trust;

E. Make or refrain from making any tax election; provided, however, that no election may be made that would change the status of the Trust from a grantor trust for income tax purposes; and

F. Make any payment, receive any money, take any action and make, execute, deliver, and receive any contract, deed, instrument, or document, that the Trustee may deem necessary or advisable to exercise any of the Trustee’s powers or to carry out any provisions contained herein; and in addition to the powers enumerated hereinabove, do all other acts that in the judgment of the Trustee are necessary or desirable for the proper administration of the Trust.

ARTICLE XII

The Trustee agrees to be bound by the terms of the Final Judgment attached hereto if and when filed with the Court, by the terms of the attached Stipulation, and by the Department Agreement. If this agreement and the Department Agreement are in conflict, the Department Agreement controls, subject to the Final Judgment and Stipulation.

ARTICLE XIII

Verizon agrees to pay the Trustee compensation for his services in accordance with Exhibit A. Verizon further agrees to reimburse the Trustee for all expenses, including, without limitation, the fees and expenses customarily charged for such matters by the legal, accounting, and other professional advisors and agents retained by the Trustee to advise the Trustee in connection with his duties, obligations, and other matters in connection with or arising out of this agreement. In addition, Verizon shall pay for all expenses incurred by the Trust in connection with the sale or transfer of the Shares, including, without limitation, the fees and expenses customarily charged for such matters by the investment bankers, attorneys, appraisers, accountants, and other agents and professionals engaged by the Trustee in connection with such divestitures, including expenses relating to unconsummated efforts to divest such assets. Verizon hereby agrees to reimburse the Trustee for expenses, including attorneys’ and other advisers’ fees, on a monthly basis upon presentation to Verizon of appropriate invoices.

ARTICLE XIV

A. This agreement shall be construed and administered, and the validity of the Trust hereunder shall be determined, in accordance with the laws of the State of New York without giving effect to its conflicts of law principles. With the advance written consent of Verizon, the Trustee may amend this paragraph and take any other action in order to change the jurisdiction which law shall govern the construction, administration and validity of any Trust hereunder, and to amend any other provision of this agreement solely for such purposes. The jurisdiction which law governs the construction, administration and validity of the Trust may, but need not be the same as the situs of the administration of the Trust.

B. The situs of the administration of the Trust shall be the District of Columbia, and the jurisdiction governing all disputes and/or litigation shall be the United States District Court for the District of Columbia.

ARTICLE XV

Verizon agrees that the Trustee shall incur no liability arising directly or indirectly from the performance or discharge of his or her obligations relating to or arising out of the Trust, this Trust Agreement or otherwise relating to the Shares, except such liability as may arise from Trustee’s willful misconduct, including any intentional breach of this Agreement, or gross negligence. Verizon agrees to reimburse Trustee on demand for, and to fully indemnify and hold Trustee harmless against and with respect to any and all loss, liability, damage, or expense (including without limitation reasonable attorneys’ fees and costs) that Trustee may suffer or incur in connection with the entry into this Trust Agreement, the performance or discharge of his or her obligations under this Trust Agreement or otherwise in connection with the Agreement and the Shares, except as may arise from the willful misconduct or gross negligence of Trustee. In the event of a claim against the Trustee alleging willful misconduct, including intentional breach of this Agreement, or gross negligence, it is understood and agreed that Verizon shall nevertheless advance on a current basis Trustee’s defense fees and costs, subject to return to Verizon only in the event of a final, non-appealable judgment or adjudication on the merits that the Trustee’s willful misconduct, including any intentional breach of this Agreement, or gross negligence caused the liability or loss alleged in any claim against the Trustee. Verizon shall have the right to control the defense of any claim by a third party which could give rise to an obligation of indemnification to the Trustee, subject to consultation with the Trustee and, subject to the Trustee’s right to assume control of the defense (still subject to Verizon’s indemnity and hold harmless obligation, including with respect to the current advancement of defense fees and costs) in the event that the Trustee’s and Verizon’s interests become adverse or otherwise are not aligned with respect to such third-party claim.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of this 11th day of May, 2005.

/s/ Dick Thornburgh	/s/ John Thorne
Dick Thornburgh, Trustee	John Thorne, Attorney for Verizon Communications Inc.

Exhibit A—Compensation Schedule

A.    Monthly Retainer.  For the period dating from the execution of the Trust Agreement until the termination of all of Trustee’s responsibilities thereunder, Verizon shall pay Trustee a monthly retainer of $50,000.

B.    Fees and Expenses of Trustee.  Verizon shall pay the customary hourly fees of and expenses incurred by the Trustee and the law firm assisting him.

C.    Readjustment of Fees.  Once the Trustee commences his duties under the Trust Agreement, the parties agree if necessary to reassess the monthly retainer amount set forth above.